# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Status Money Inc. (f/k/a) Tangle Inc.

*Legal status of issuer*

> *Form*
> C-Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 4, 2016

*Physical address of issuer*
79 Madison Ave. Suite 930, New York, NY, 10016

*Website of issuer*
https://statusmoney.com

*Current number of employees*
5

| | Most recent fiscal year-end 2020 | Most recent fiscal year-end 2019 |
|---|---|---|
| | | |

1

| | | |
|---|---|---|
| **Total Assets** | $3,196,462.44 | $1,932,982.80 |
| **Cash & Cash Equivalents** | $2,178,886.17 | $578,732.80 |
| **Accounts Receivable** | $10,000.00 | $10,000.00 |
| **Short-term Debt** | $10,717,509.66 | $6,519,668.45 |
| **Long-term Debt** | $5,000 | $0 |
| **Revenues/Sales** | $274,006.27 | $549,399.33 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(2,943,361.87) | $(2,909,355.81) |

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Majd Maksad

3198C7F4D6084C3...

(Signature)

Majd Maksad

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Majd Maksad

3198C7F4D6084C3...

(Signature)

Majd Maksad

(Name)

Director

(Title)

4/29/2021

(Date)

DocuSigned by:

/s/ Roman Tokarev

50C8AA318A6A440...

(Signature)

Roman Tokarev

(Name)

Director

(Title)

4/29/2021

(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

# EXHIBIT A

**April 29, 2021**

**Status Money Inc. (f/k/a) Tangle Inc.**

**Status.**

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished Status Money Inc.., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://statusmoney.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**About this Form C-AR**
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

## SUMMARY

### The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Status Money Inc., is a Delaware corporation, incorporated on May 4, 2016.

The Company is located at 245 5th Avenue, New York, NY 10016.

The Company's website is https://statusmoney.com.

The Company conducts business in all fifty (50) states.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties and in that event the purchaser could lose his or her investment.

*The amount of capital the Company is attempting to raise in the offering may not be enough to sustain the Company's current business plan.*
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially

8

all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. The loss of key personnel can cause the Company to incur losses.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Our actual or perceived failure to comply with privacy laws and standards could adversely affect our business, financial condition and results of operations.***

We are dependent on systems to process, transmit and store electronic information and to communicate between our locations around the world and with our clients. We collect, use and disclose personally identifiable information, including among other things names, addresses, phone numbers and email addresses. In addition, we may collect personal information from individuals regarding their credit history and financial information. As a result, we are subject to a variety of state, national, and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data, including among others, the Fair Credit Reporting Act, Health Insurance Portability and Accountability Act, Gramm-Leach Bliley, Children's Online Privacy Protection Act. Laws and regulations related to privacy and data protection are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us.

Our actual or alleged failure to comply with applicable privacy or data security laws, regulations and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we

9

could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. We could be subject to legal claims, government action, harm to our reputation or experience significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with applicable laws concerning personally identifiable information.

Concern of prospective customers regarding our use of the personal information collected on our websites or collected when performing our services could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards, regulations or laws, could deter people from using the Internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business.

*In case the Company's servers and systems were comprised, there could be loss of personally identifiable information.*
The Company holds and stores personal information that are including, among others, credit history, credit information, financial information, and social security. In the event of an attack or in the circumstance that the Company's system and servers are compromised, this kind of personally identifiable information could be lost and/or even misused. Significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

*The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.*
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These

demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected. In such case, purchasers may lose a portion or all of his or her investment.

### *Changes in government regulation could adversely impact our business.*

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

### *We may implement new lines of business or offer new products and services within existing lines of business.*

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

### *The Company has issued shares to the Chief Executive Officer and Chief Operating Officer in consideration of secured partial recourse promissory note and could incur loss if they failed to repay the amount.*

The Company has issued shares to the Chief Executive Officer and Chief Operating Officer in consideration of partial recourse promissory notes, each note secured by each person's shares of the Company, through which each of the Chief Executive Officer and Chief Operating Officer promise to repay the Company for the price of the shares plus interest. Their failure to pay could cause the Company to suffer a reduced runway and could be damaging for the business.

### *If there are changes to service agreements with distribution platforms for our mobile app then the financial health of the Company could be negatively affected.*

We increasingly utilize third-party distribution platforms for the distribution of our mobile app. Although we benefit from the strong brand recognition and large user base of both of these platforms to attract new customers, platform owners have wide discretion to change the pricing structure, terms of service and other policies with respect to us. These changes could affect the overall financial health of the Company and may potentially lead to losses.

### *Damage to our reputation could negatively impact our business, financial condition and results of operations.*

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction and can potentially lead to a loss for the purchaser as well.

### *A technological breakdown in our third-party service providers may damage our reputation and our future financial health.*

We are dependent upon the continuous operation and reliable performance of the underlying technical infrastructure of our third-party providers to provide our service to our customers. We do not have redundancy for every technological system we use. In the event of significant system disruption, we may experience loss of data or processing capabilities. This may cause us to lose customers and might harm our reputation. If the interruption is prolonged for an extended period, then this might result in lost customers and a damaged reputation via negative press coverage. This could harm our business and overall financial health. Furthermore, our third-party business operations, data centers, information technology and communications systems are vulnerable to damage or interruption from natural disasters, human error, malicious attacks, fire, power loss, telecommunications failures, computer viruses, computer denial of service attacks, terrorist attacks and other events beyond our control. If such circumstances were to befall the Company, the Company can incur substantial losses.

### *Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/ confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to conduct multiple closings during the offering.***
If the Company meets certain terms and conditions an intermediate close of the offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the offering continues, purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

***If we are unable to maintain critical third-party relationships with our credit report monitoring service and/or our financial account aggregation service, then the Company's earning potential would be adversely affected.***
Our growth is dependent on the strength of our business relationships and our ability to continue to develop, manage and maintain new and existing relationships. We primarily rely on third-party services to assist with credit report monitoring and financial account aggregation. These third-party relationships are fundamental to our business platform. They can be difficult to replace or substitute due to the level of integration with our services. In addition, there may be few alternative third-party providers in this market. Further, there can be no assurance that we will be able to adequately retain third-party contractors engaged to help us operate our business. The failure of third parties to provide acceptable and high quality products, services and technologies or to update their products, services and technologies may result in a disruption to our business operations and our customers, which may reduce our revenues and profits, cause us to lose customers and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner. Furthermore, we rely on our third-party relationships to maintain the conduct of their employees as well as maintaining key personnel. If the third-party were to lose a key employee or were to have an employee behave negatively then those actions could impact our financial stability.

## BUSINESS

### Description of the Business

Status Money provides a social personal financial management platform that enables members to access crowd-sourced financial insights for free. Status Money shows members how their finances compare with peers and uses machine learning algorithms to identify opportunities for them to save money. Members can also earn cash rewards and anonymously communicate with each other to share financial tips and crowd-source advice from their peers.

### Business Plan

Status Money provides consumers with a free budgeting app that lets them compare finances with peers and chat through a social feed. It generates revenue through advertising thereby showing users relevant offers from financial institutions based on their profile. In the next few quarters, Status Money will introduce a subscription service for consumers which will unlock additional app features for a recurring fee.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Status | The social network for personal finance | Direct-to-consumer market; Millennials |

### Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many companies, including well-known competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Several competitors offer financial account aggregation and credit report monitoring services, but none provide recommendations based on peer comparisons and access to crowd-sourced advice. As a result, they have been unable to gain the trust of their users and establish themselves as a source for trusted financial guidance. The major players are Mint.com, Personal Capital, and Credit Karma.

### Customer Base

Status has over four hundred thousand (400,000) members -- approximately eighty percent (80%) of which are under the age of forty (40), twenty five percent (25%) earn over one hundred thousand dollars ($100,000) annually, and forty five percent (45%) have great credit scores (above 720).

### Supply Chain

Status Money relies on TransUnion LLC to power its credit report monitoring service and on Yodlee, Inc. to provide financial account aggregation services.

### Intellectual Property

The Company owns no intellectual property.

### Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**
None.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Majd Maksad | Chief Executive Officer, Director | Executive management of the Company including overseeing product development, marketing, and business development activities. | BS in Industrial Engineering, Purdue University.<br><br>MS in Industrial Engineering, Purdue University. |
| Korash Hernandez | Chief Operating Officer | Management of day to day operations of the Company including overseeing technical development, cyber-security, and HR activities. | BS in Mathematics, University of Oregon.<br><br>MS in Statistics, Washington State University. |
| Roman Tokarev | Director | Participate in board meetings and provide technical guidance as needed. | MS in Environmental Engineering, Moscow Aviation Institute |

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently employs 5 employees.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding/Face Value** | 775,000 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).** | 61.51%* |

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

| Type of security | Series Seed Preferred Stock |
|---|---|
| **Amount outstanding/Face Value** | 485,000 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | Pro Rata Share* |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).** | 38.49%** |

*The shareholder has the right of first refusal to purchase the shareholder's Pro Rata Share of any new securities that the Company may issue from time to time.
1. The percentage of Common Stock and Series Seed Preferred Stock is excluding the Options pool that consists of 65,000 shares.
**As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

17

| | |
|---|---|
| **Type of security** | SAFE |
| **Amount outstanding** | $1,000,000 |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Only when the SAFE converts* |
| **Valuation Cap** | $25,000,000 |

* The SAFE will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.

| | |
|---|---|
| **Type of security** | SAFE |
| **Amount outstanding** | $500,000 |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Only when the SAFE converts* |
| **Valuation Cap** | $25,000,000 |

* The SAFE will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.

| | |
|---|---|
| **Type of security** | SAFE |
| **Amount outstanding** | $413,087 |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Only when the SAFE converts* |
| **Valuation Cap** | $25,000,000 |

* The SAFE will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.

| | |
|---|---|
| **Type of security** | SAFE |
| **Amount outstanding** | $500,000 |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Only when the SAFE converts* |
| **Valuation Cap** | $25,000,000 |

* The SAFE will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.

| Type of security | SAFE |
|---|---|
| Amount outstanding | $3,000,000 |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | N/A |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | Only when the SAFE converts* |
| Valuation Cap | $40,000,000 |

* The SAFE will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.

The Company has the following debt outstanding:

| Type of debt | Small Business Administration Loan |
|---|---|
| Amount outstanding | $173,700 |
| Interest Rate and Amortization Schedule | 1%* |
| Other Material Terms | Late Charge** |
| Maturity Date | 03/25/2026 |

*Interest accrued until now is $145.
*If a payment on this Note is more than 15 days late, the Company may be charged a late fee of up to 4.00% of the unpaid portion of the regularly scheduled payment.

| Type of debt | Small Business Administration Loan |
|---|---|
| Amount outstanding | $173,700 |
| Interest Rate and Amortization Schedule | 1%* |
| Other Material Terms | Late Charge** |
| Maturity Date | 06/30/2025 |

*Interest accrued until now is $1448.
*If a payment on this Note is more than 15 days late, the Company may be charged a late fee of up to 4.00% of the unpaid portion of the regularly scheduled payment.

| Type of debt | Convertible Note |
|---|---|
| **Amount outstanding** | 4,065,000 |
| **Interest Rate and Amortization Schedule** | 6% |
| **Other Material Terms** | Conversion*, Liquidation Preference** |
| **Maturity Date** | Various*** |

*Minimum raise for conversion is ten million dollars ($10,000,000) with a pre-money valuation of twenty million dollars ($20,000,000). The convertible note with a principal amount of five hundred thousand dollars ($500,000) does not have a conversion minimum.

** Liquidation preferences range from 1.5x to 2x.

***The convertible notes mature between 3/26/2022-6/23/2023.

The breakdown of the convertible notes is as follows:

| Type of Debt | Amount | Conversion Minimum | Note Date | Maturity | Rate | Liquidation Preferences |
|---|---|---|---|---|---|---|
| Convertible Note | $500,000 | none | March 29, 2018 | March 26, 2022 | 6% | none |
| Convertible Note | $1,250,000 | $10M round, pre-money of $20M | May 30, 2018 | May 29 2022 | 6% | 2X |
| Convertible Note | $200,000 | $10M round, pre-money of $20M | September 6, 2018 | September 5, 2022 | 6% | 1.5X |
| Convertible Note | $315,000 | $10M round, pre-money of $20M | September 27, 2018 | September 26, 2022 | 6% | 1.5X |
| Convertible Note | $100,000 | $10M round, pre-money of $20M | October 30, 2018 | October 29, 2022 | 6% | 1.5X |

| Convertible Note | $250,000 | $10M round, pre-money of $20M | December 18, 2018 | December 17, 2022 | 6% | 1.5X |
|---|---|---|---|---|---|---|
| Convertible Note | $250,000 | $10M round, pre-money of $20M | January 18, 2019 | January 17, 2023 | 6% | 1.5X |
| Convertible Note | $150,000 | $10M round, pre-money of $20M | February 27, 2019 | February 26, 2023 | 6% | 1.5X |
| Convertible Note | $150,000 | $10M round, pre-money of $20M | March 8, 2019 | March 7, 2023 | 6% | 1.5X |
| Convertible Note | $500,000 | $10M round, pre-money of $20M | March 29, 2019 | March 28, 2023 | 6% | 1.5X |
| Convertible Note | $400,000 | $10M round, pre-money of $20M | June 24, 2019 | June 23, 2023 | 6% | 1.5X |

**Ownership**

A majority of the Company is owned by Tangle Holdings LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership* |
|---|---|---|
| Tangle Holdings LLC** | Preferred Stock | 36.6% |
| Majd Maksad | Common Stock | 26% |

*This percentage is based on the total amount of shares, including stock option pool.
** Tangle Holdings LLC is owned by 5 Sigma LP, an investment vehicle managed by Altpoint Capital Partners LLC.

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Recent Tax Return Information (2020)**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $256,849 | -$3,216,708 | $0 |

### Operations
Status Money (the **"Company"**) was incorporated on May 4, 2016 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company provides a social personal financial management platform that enables members to access crowd-sourced financial insights for free. It shows members how their finances compare with peers and uses machine learning algorithms to identify opportunities for them to save money. Members can also earn cash rewards and anonymously communicate with each other to share financial tips and crowd-source advice from their peers.

### Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has cash assets in the Company's bank account ($578,732.80 for the most recent fiscal year-end) as referred to in the Company's financials.

### Liquidity and Capital Resources

The Company currently has $ 1,600,000 which leaves it with eight (8) months of runway.

### Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

### Valuation
A 409A valuation was conducted in May 2019, which values the common stock at $1.094 per share. However, this 409A valuation was not being relied upon for the purposes of the Regulation CrowdFunding offering.

### Material Changes and Other Information
The Company was earlier known by the name Tangle Inc. and the amendment to change the name to Status Money Inc. was filed on May 25, 2017.

### Trends and Uncertainties

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

### Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $246,150 | 225,000 | General Working Capital | August 1, 2019 | Section 4(a)(2) |
| Common Stock | $109,400 | 100,000 | General Working Capital | August 1, 2019 | Section 4(a)(2) |
| Series Seed Preferred Stock | $485,259.93 | 485,000 | General Working Capital | March 30, 2017 | Section 4(a)(2) |
| SAFE | $1,000,000 | 1 | General Working Capital | August 30, 2019 | Section 4(a)(2) |
| Convertible Note | $500,000 | 1 | General Working Capital | March 29, 2018 | Section 4(a)(2) |
| Convertible Note | $1,250,000 | 1 | General Working Capital | May 30, 2018 | Section 4(a)(2) |
| Convertible Note | $200,000 | 1 | General Working Capital | September 6, 2018 | Section 4(a)(2) |
| Convertible Note | $315,000 | 1 | General Working Capital | September 27, 2018 | Section 4(a)(2) |
| Convertible Note | $100,000 | 1 | General Working Capital | October 30, 2018 | Section 4(a)(2) |

| | | | | | |
|---|---|---|---|---|---|
| Convertible Note | $250,000 | 1 | General Working Capital | December 18, 2018 | Section 4(a)(2) |
| Convertible Note | $250,000 | 1 | General Working Capital | January 18, 2019 | Section 4(a)(2) |
| Convertible Note | $150,000 | 1 | General Working Capital | February 27, 2019 | Section 4(a)(2) |
| Convertible Note | $150,000 | 1 | General Working Capital | March 8, 2019 | Section 4(a)(2) |
| Convertible Note | $500,000 | 1 | General Working Capital | March 29, 2019 | Section 4(a)(2) |
| Convertible Note | $400,000 | 1 | General Working Capital | June 24, 2019 | Section 4(a)(2) |
| SAFE | $500,000 | 1 | General Working Capital | December 12, 2019 | Section 4(a)(2) |
| SAFE | $413,087 | 1 | General Working Capital | January 30, 2020 | Section 4(a)(2) |
| SAFE | $500,000 | 1 | General Working Capital | May 25, 2020 | Section 4(a)(2) |
| SAFE | $3,000,000 | 1 | General Working Capital | August 26 2020 | Section 4(a)(2) |

## TAX MATTERS

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following related party transactions.

The Company currently reimburses Altpoint Capital Partners LLC ("**Altpoint Capital**"), a company managing Status Money's majority stockholder, Tangle Holdings LLC, for vendor payments paid on its behalf. These includes medical insurance premiums paid, accounting services fees, travel reimbursements, among other things. In 2018, that amount was roughly sixty four thousand dollars ($64,000). These shared services were handled by Altpoint Capital as part of their "startup accelerator" model.

The Company executed restricted stock purchase agreements with Majd Maksad, the Chief Executive Officer and founder, and Korash Hernandez, Chief Operating Officer, and they issued a secured partial recourse promissory note with a promise to pay the principal amount with interest to the Company.

# EXHIBIT B
## *Disclaimers*

### Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C-AR. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*

I, Majd Maksad, the CEO of Status Money Inc., hereby certify that

(1)     the accompanying financial statements of Status Money Inc. thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2)     the tax return information of Status Money Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Status Money Inc. filed for the fiscal year ended December 2020; and

(3)     that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2021.

DocuSigned by:

*Majd Maksad*    (Signature)

3198C7F4D6084C3...

Name: Majd Maksad

Title: CEO

Date: 4/29/2021

29

# Status Money Inc.
# Balance Sheet
### As of December 31, 2020

|  | Jan - Dec 2019 | Jan - Dec 2020 |
|---|---:|---:|
| **ASSETS** | | |
| **Current Assets** | | |
| **Bank Accounts** | | |
| Bill.com Money In Clearing | | 0.00 |
| Bill.com Money Out Clearing | 0.00 | 0.00 |
| Citi Imprest - 650 | 556,440.11 | 2,095,420.48 |
| Citi Money Market - 2185 (deleted) | 78.99 | 0.00 |
| Citi Operating - 4312 (deleted) | 1.58 | 0.00 |
| Citi Payroll - 2011 (deleted) | 883.65 | 0.00 |
| Citibank Revenue - 4951 | 21,328.47 | 83,465.69 |
| Paychex Clearing Account | 0.00 | 0.00 |
| **Total Bank Accounts** | $ 578,732.80 | $ 2,178,886.17 |
| **Accounts Receivable** | | |
| Accounts Receivable | 10,000.00 | 10,000.00 |
| **Total Accounts Receivable** | $ 10,000.00 | $ 10,000.00 |
| **Other Current Assets** | | |
| Accrue Revenue | 0.00 | 0.00 |
| Direct - Accrue Revenue | 280,000.00 | 374,500.00 |
| Platform - Accrue Revenue | 75,589.31 | 91,317.30 |
| **Total Accrue Revenue** | $ 355,589.31 | $ 465,817.30 |
| Notes Receivable (Loan to Stockholders) | 355,550.00 | 355,550.00 |
| Payroll Refunds | | 0.00 |
| **Total Other Current Assets** | $ 711,139.31 | $ 821,367.30 |
| **Total Current Assets** | $ 1,299,872.11 | $ 3,010,253.47 |
| **Other Assets** | | |
| Application Development | | 0.00 |
| Application Design | 1,277,605.08 | 1,277,605.08 |
| Application Dev - Accum Amort | -707,594.39 | -1,154,496.11 |
| Business Development | 63,100.00 | 63,100.00 |
| **Total Application Development** | $ 633,110.69 | $ 186,208.97 |
| **Total Other Assets** | $ 633,110.69 | $ 186,208.97 |
| **TOTAL ASSETS** | $ 1,932,982.80 | $ 3,196,462.44 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| Accounts Payable | 470,048.50 | 180,012.62 |
| **Total Accounts Payable** | $ 470,048.50 | $ 180,012.62 |
| **Other Current Liabilities** | | |
| Accrued Expenses | 0.00 | 0.00 |

| | | | |
|---|---:|---|---:|
| Accrued Salaries - Hernandez, Korash M. | 11,087.42 | | 27,770.61 |
| Accrued Salaries - Maksad, Majd | 9,557.00 | | 177,083.35 |
| Convertible Note | 5,676,939.86 | | 9,478,087.13 |
| Direct Deposit Payable | 0.00 | | 0.00 |
| Interest Payable | 318,871.27 | | 662,234.06 |
| Payroll Liabilities | 0.00 | | 0.00 |
| Empire Blue Cross /Blue Shield | 3,228.92 | | 947.01 |
| Federal Taxes (941/944) | 23,795.21 | | 12,940.19 |
| Federal Unemployment (940) | 0.00 | | 5.85 |
| Insurance - Disability | 13.00 | | 163.80 |
| Insurance - Paid Family Leave | 524.64 | | 1,450.87 |
| NJ Income Tax | 0.00 | | 2.13 |
| NY MCTMT Employer Tax | 0.00 | | 0.00 |
| NYS Employment Taxes | 0.00 | | 29.25 |
| NYS Income Tax | 5,602.63 | | 3,082.79 |
| Pretax D | 0.00 | | 0.00 |
| Total Payroll Liabilities | $ 33,164.40 | $ | 18,621.89 |
| PPP Loan | | | 173,700.00 |
| Total Other Current Liabilities | $ 6,049,619.95 | $ | 10,537,497.04 |
| Total Current Liabilities | $ 6,519,668.45 | $ | 10,717,509.66 |
| Long-Term Liabilities | | | |
| Economic Injury Disaster Loan | | | 5,000.00 |
| Total Long-Term Liabilities | $ 0.00 | $ | 5,000.00 |
| Total Liabilities | $ 6,519,668.45 | $ | 10,722,509.66 |
| Equity | | | |
| Capital Contributions | 4,000,000.00 | | 4,004,000.30 |
| Capital Stock | 355,550.00 | | 355,550.00 |
| Opening Balance Equity | 0.00 | | 0.00 |
| Retained Earnings | -6,032,879.84 | | -8,942,235.65 |
| Net Income | -2,909,355.81 | | -2,943,361.87 |
| Total Equity | -$ 4,586,685.65 | -$ | 7,526,047.22 |
| TOTAL LIABILITIES AND EQUITY | $ 1,932,982.80 | $ | 3,196,462.44 |

# Status Money Inc.
# Profit and Loss
### January 2019 - December 2020

| | Jan - Dec 2019 | Jan - Dec 2020 | Total |
|---|---:|---:|---:|
| **Income** | | | |
|   **Revenue** | 285,000.00 | 188,500.00 | 473,500.00 |
|     **Advertising Revenue** | 293,575.06 | 92,614.17 | 386,189.23 |
|     **Rebate** | -29,175.73 | -17,042.32 | -46,218.05 |
|     **Subscription Revenue** | | 9,934.42 | 9,934.42 |
|   **Total Revenue** | $ 549,399.33 | $ 274,006.27 | $ 823,405.60 |
| **Total Income** | $ 549,399.33 | $ 274,006.27 | $ 823,405.60 |
| **Gross Profit** | $ 549,399.33 | $ 274,006.27 | $ 823,405.60 |
| **Expenses** | | | |
|   **Application** | | | 0.00 |
|     **Application Dev - Amortization** | 446,901.72 | 446,901.72 | 893,803.44 |
|     **Application Maintenance Costs** | 343,803.70 | 254,454.19 | 598,257.89 |
|   **Total Application** | $ 790,705.42 | $ 701,355.91 | $ 1,492,061.33 |
|   **Bad Debt Expense** | 0.00 | | 0.00 |
|   **Bank Service Charges** | -70.27 | 67.58 | -2.69 |
|   **Conference** | 471.42 | | 471.42 |
|   **Convertible Note Fee** | 12,763.86 | 34,338.08 | 47,101.94 |
|   **General Administrative** | | | 0.00 |
|     **Dues and Subscriptions** | 886,106.29 | 770,325.96 | 1,656,432.25 |
|     **Office Expenses** | 0.06 | 30,835.65 | 30,835.71 |
|     **Office Supplies** | 137.42 | | 137.42 |
|   **Total General Administrative** | $ 886,243.77 | $ 801,161.61 | $ 1,687,405.38 |
|   **Insurance Expense** | 4,176.14 | 4,176.14 | 8,352.28 |
|   **Interest Expense** | 241,557.55 | 343,362.79 | 584,920.34 |
|   **Marketing** | 288,092.49 | 135,739.37 | 423,831.86 |
|   **Meals and Entertainment** | 1,553.19 | | 1,553.19 |
|   **Payroll Expenses (deleted)** | 0.00 | | 0.00 |
|     **Company Contributions (deleted)** | | | 0.00 |
|       **Health Insurance (deleted)** | 0.00 | 0.00 | 0.00 |
|     **Total Company Contributions (deleted)** | $ 0.00 | $ 0.00 | $ 0.00 |
|     **Taxes (deleted)** | 0.00 | 0.00 | 0.00 |
|     **Wages (deleted)** | 0.00 | 0.00 | 0.00 |
|   **Total Payroll Expenses (deleted)** | $ 0.00 | $ 0.00 | $ 0.00 |
|   **Personnel Expenses** | 1,396.00 | | 1,396.00 |
|     **Administration** | 2,436.25 | | 2,436.25 |
|     **Disability Insurance** | 966.00 | 0.00 | 966.00 |
|     **Gross Pay** | 467,052.08 | 581,474.97 | 1,048,527.05 |
|     **Medical Insurance** | 57,353.44 | 56,023.92 | 113,377.36 |
|     **Payroll taxes & WC** | 127,565.75 | 44,051.37 | 171,617.12 |
|   **Total Personnel Expenses** | $ 656,769.52 | $ 681,550.26 | $ 1,338,319.78 |

| | | | | | |
|---|---:|---|---:|---|---:|
| **Professional Fees** | 21,000.67 | | 36,128.89 | | 57,129.56 |
| Consulting | 7,320.00 | | | | 7,320.00 |
| **Consulting - Contractors** | 120,500.00 | | 102,308.00 | | 222,808.00 |
| **Filing Fees** | 1,169.67 | | 625.60 | | 1,795.27 |
| **Legal** | 17,858.70 | | | | 17,858.70 |
| **Total Professional Fees** | $ **167,849.04** | $ | **139,062.49** | $ | **306,911.53** |
| **Rent Expense** | 7,727.00 | | | | 7,727.00 |
| **Tax** | 80.70 | | 2,570.90 | | 2,651.60 |
| **Technology** | 379,831.69 | | 374,331.36 | | 754,163.05 |
| **Travel** | 20,704.55 | | 123.31 | | 20,827.86 |
| Lodging | 304.95 | | | | 304.95 |
| **Total Travel** | $ **21,009.50** | $ | **123.31** | $ | **21,132.81** |
| **Utilities** | 75.00 | | 17.61 | | 92.61 |
| **Total Expenses** | $ **3,458,836.02** | $ | **3,217,857.41** | $ | **6,676,693.43** |
| **Net Operating Income** | -$ **2,909,436.69** | -$ | **2,943,851.14** | -$ | **5,853,287.83** |
| **Other Income** | | | | | |
| Interest Income | 80.88 | | 489.27 | | 570.15 |
| **Total Other Income** | $ **80.88** | $ | **489.27** | $ | **570.15** |
| **Net Other Income** | $ **80.88** | $ | **489.27** | $ | **570.15** |
| **Net Income** | -$ **2,909,355.81** | -$ | **2,943,361.87** | -$ | **5,852,717.68** |

Tuesday, Apr 27, 2021 08:12:13 AM GMT-7 - Accrual Basis